UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 24 February 2011

Thanks to its solid commercial performance, France Telecom-Orange achieved its 2010 objectives and confirmed its commitment to organic cash flow of 8 billion euros in 20111

•

The number of Group customers at 31 December 2010 grew 6.0% year on year on a comparable basis to 209.6 million

•

Consolidated revenues rose 0.6% in 2010, excluding regulatory effects, to 45.503 billion euros, with a second-half increase of 1.2% driven by all countries

•

In France, a reinvigorated commercial strategy resulted in:

-

an estimated 36% share of 4th quarter net additions in the ADSL market;

-

in mobile, customer market share was 46.6%

•

In line with our goals, erosion of the restated EBITDA margin for 2010 was limited to -0.9 percentage points, reaching 34.4%, with a total restated EBITDA of 15.642 billion euros

•

Net income Group share was 4.880 billion euros in 2010, an increase of 28%2

•

Net debt was 31.840 billion euros at 31 December 2010, a decrease of 694 million euros over the year. The restated net debt to EBITDA ratio was stable at 1.95

•

In line with the Group’s 2010 objectives:

-

CAPEX represented 12.1% of revenues, with investments of 5.522 billion euros;

-

organic cash flow was 8.11 billion euros1

•

The Group confirms its financial targets for 2011 and renews its commitment to pay a dividend of 1.40 euros per share for 2010, 2011 and 2012

•

For 2010, the balance of the dividend (0.80 euros per share) will be paid on 15 June 20113

1 Before acquisition of frequencies and spectrum for mobile services and excluding exceptional items.

2 Excluding the results from the discontinued operations of Orange United Kingdom, that now form part of the joint venture Everything Everywhere.

3 Subject to approval by the Annual General Meeting of Shareholders.

Commenting on the Group's 2010 consolidated results, France Telecom CEO Stéphane Richard said:

“The Group’s strong performance in 2010 signals we are on the right track with our new business plan Conquests 2015. Thanks to the collective commitment of all our colleagues we have restored both energy and ambition to our commercial offering while also meeting all our financial objectives.

"For example in France our quadruple play offer, Open, met with great success and as a result our share of new ADSL subscriber wins returned to the level in line with our market leader status. The implementation of a new social contract has set in place the foundations for a new and constructive way of working within the company.

"In Spain, in spite of a testing economic backdrop, we very significantly improved our market position in the mobile business while increasing our profitability.

“We also strengthened the Group’s international presence in 2010 by rolling out our brand in Tunisia, by establishing ourselves in Morocco, by acquiring an interest in Meditel and by bringing clarity to our relations with our partner in Egypt. We have already made good progress towards our objective of doubling our revenues in the emerging countries by 2015.

“These encouraging results mean we start 2011 in a confident mood and steadily pursuing our Conquests 2015 objectives in the service of our customers.”

key figures

•

full year data

In millions of euros	2010	2009 comparable basis (unaudited)	2009 historical basis	change comparable basis (in %)	change excluding regulatory measures (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)
Revenues	45 503	46 132	44 845	-1.4	0.6	1.5	1.1	1.8
Of which:
France	23 308	23 630	23 651	-1.4	0.8	-1.4	-	-0.1
Spain	3 821	3 865	3 887	-1.1	2.8	-1.7	-	-0.6
Poland	3 934	4 145	3 831	-5.1	-2.7	2.7	8.2	-
Rest of World	8 248	8 131	7 210	1.4	3.2	14.4	1.6	11.2
Business	7 216	7 579	7 532	-4.8	-4.8	-4.2	0.8	-0.2
International Carriers and Shared Services	1 600	1 529	1 387	4.6	4.6	15.3	0.2	10.0
Eliminations	-2 624	-2 747	-2 653	-	-	-	-	-
Restated consolidated EBITDA*	15 642	16 275	15 797	-3.9	-2.3	-1.0	0.8	2.3
in % of revenues	34.4%	35.3%	35.2%	-0.9 pt.	-1.0 pt.	-0.9 pt.
Of which:
France	9 213	9 766	9 729	-5.7	-4.2	-5.3	-	0.4
Spain	765	730	729	4.7	9.5	4.9	-	0.1
Poland	1 445	1 582	1 462	-8.7	-6.9	-1.1	8.2	-
Rest of World	2 941	3 114	2 733	-5.6	-3.8	7.6	1.4	12.5
Business	1 317	1 410	1 527	-6.6	-6.6	-13.8	-1.9	-5.8
International Carriers and Shared Services	-39	-327	-383
Eliminations	-	-	-

Operating income	7 562		7 650
Net income attributable to equity owners of France Telecom SA	4 880		3 018
CAPEX (excluding GSM and UMTS licences)	5 522	5 316	5 041	3.9%		9.5%	1.1	4.4
in % of revenues	12.1%	11.5%	11.2%	0.6 pt.		0.9 pt.	-	-
	31 December 2010	31 December 2009	31 December 2008
Organic cash flow**	8 110	8 218	8 090
Net financial debt	31 840	32 534	35 424
Net financial debt / restated EBITDA*	1.95	1.95	1.96

*  In 2010, restated EBITDA excludes the impacts of (i) the additional provision for the DPTG dispute in Poland (266 million euros), (ii) the additional provision related to the Part Time for Seniors Plan in the amount of 492 million euros, and (iii) a provision of 547 million euros related to the restructuring of the Orange sport and Orange cinema series operations.

In 2009, restated EBITDA excludes the impacts of (i) the 964-million euro charge related to the dispute on the special business tax treatment of France Telecom prior to 2003, and (ii) the 569-million provision for establishment of the Part Time for Seniors Plan.

** Organic cash flow for 2010 is before acquisition of new frequencies for mobile services (466 million euros) and excluding the impact of the business tax in France before 2003 (-964 million euros). The consolidation scope for 2009 and 2010 is identical.

•

quarterly data

In millions of euros	4th quarter 2010	4th quarter 2009 comparable basis	4th quarter 2009 historical basis	change comparable basis (in %)	change excluding regulatory measures (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)
Revenues	11 731	11 788	11 269	-0.5	1.2	4.1%	1.1	3.5
Of which:
France	5 877	5 922	5 922	-0.8	1.4	-0.8	-	-
Spain	963	955	961	0.9	3.1	0.2	-	-0.7
Poland	998	1 010	961	-1.2	-0.9	3.9	5.1	-
Rest of World	2 294	2 283	1 847	0.5	2.5	24.2	2.4	21.2
Business	1 860	1 928	1 892	-3.5	-3.5	-1.7	1.8	0.1
International Carriers and Shared Services	401	378	349	6.2	6.2	15.0	0.2	8.1
Eliminations	-661	-687	-663	-	-	-	-	-
Restated consolidated EBITDA*	3 600	3 746	3 548	-3.9	-2.7	1.5	0.7	4.9
in % of revenues	30.7%	31.8%	31.5%	-1.1 pts.	-1.2 pts.	-0.8 pt.

CAPEX (excluding GSM and UMTS licences)	2 148	1 879	1 725	14.3		24.5	1.3	7.6
in % of revenues	18.3%	15.9%	15.3%	+2.4 pts.		+3.0 pts.

Restated EBITDA* – CAPEX	1 452	1 867	1 823	-22.2		-20.3

The quarterly financial data are unaudited.

*  Restated EBITDA in the 4th quarter of 2010 excludes the impacts of (i) the additional provision related to the Part Time for Seniors Plan in the amount of 422 million euros, and (ii) a provision of 547 million euros related to the restructuring of the Orange sport and Orange cinema series operations.

Restated EBITDA for the 4th quarter of 2009 excludes the impacts of (i) the 964-million euro charge related to the dispute on the special business tax treatment of France Telecom in France prior to 2003, and (ii) the 569-million provision for establishment of the Part Time for Seniors Plan.

comments on key Group figures

revenues

The France Telecom Group had total revenues of 45.503 billion euros in 2010, up 1.5% on an historical basis, including a 1.8 percentage points gain from the favourable impact of changes in scope of consolidation, most notably with the full consolidation of the Egyptian operator Mobinil as of 1 July 2010, and 1.1 percentage points from the favourable impact of exchange rates, due in particular to the appreciation of the Polish zloty.

On a comparable basis and excluding the impact of regulatory measures (-902 million euros), Group revenues  rose 0.6%, a 0.4-percentage point improvement versus the previous year’s growth (+0.2%). More specifically, the 2nd half of 2010 showed significant improvement, led by mobile services, with 1.2% growth, whereas revenues had been stable in the first half of the year.

Revenues rose 1.2% in the 4th quarter of 2010 (excluding regulatory measures), building on the improvement reported in the 3rd quarter (+1.1%).  Mobile services were particularly dynamic, both in Europe and emerging markets.  The customer base for fixed broadband services showed renewed growth in France, Poland and Spain.

Regional trends, excluding the impact of regulatory measures, were as follows:

-

Revenues in France rose 0.8% in 2010, with the second half (+1.3%) marked by very strong sales of mobile services (+6.9%) led by data services and handset sales, and the rebound of ADSL continuing in the 4th quarter, with the share of net additions improving significantly for the second consecutive quarter to an estimated 36.0%, after reaching 28.2% in the 3rd quarter;

-

in Spain, the improvement seen in the previous quarters continued, producing annual growth of 2.8%, due to steady growth in mobile services (+3.6% for the year) and improvement in fixed services sales, which were up 1.9% in the 2nd half;

-

in Poland, the success of segmented offers in mobile services resulted in renewed growth of the customer base (+4.5% at 31 December 2010) and a 4.3% increase in revenues in the second half ;

-

in the Rest of World segment, Africa and the Middle East (excluding Egypt) showed continued strong growth at +8.8% for the year, with new operations in Africa4 up sharply (+37%); Europe rose 0.9% for the year on continued strong growth in Belgium (+5.6%), while Romania showed improvement (-7.8%) after the sharp downturn in the previous year (-16.7%);

-

the Business segment's downturn in revenues was limited to 3.6% in the 2nd half on improved services sales (deployment of service platforms and solutions) and the rebound in network equipment sales.

customer base growth

The Group had 209.6 million customers at 31 December 2010 (excluding MVNO customers), up 6.0% versus 31 December 2009, with 11.8 million net additions in the year on a comparable basis, mostly in mobile services.

Mobile services customers reached 150.4 million at 31 December 2010 (excluding MVNO customers), for year-on-year growth of 9.1% and 12.5 million net additions in the period. The majority of this growth was in Africa and the Middle East, where total customers reached 59.0 million at 31 December 2010, up 23.1% year on year (+11.1 million net additions). France added 595,000 customers, reaching 26.9 million customers at 31 December 2010, a 2.3% increase. The customer base in Poland grew significantly, with 618,000 additional customers in 2010, and Armenia continued to grow rapidly, with 403,000 additional customers for the year.

The Group added 3.2 million contract customers, bringing the total to 51.2 million with year-on-year growth of 6.6%, led by the success of smartphones.

Fixed broadband services customers totalled 13.7 million at 31 December 2010, for a year-on-year increase of 3.4% and 455,000 additional customers, of which 274,000 in France and 188,000 in Africa and the Middle East (Egypt, Tunisia, Jordan and Senegal). The share of net additions in France grew significantly for the second consecutive quarter thanks to new offers and strengthened sales activities, with an estimated 36.0% share in the 4th quarter versus 28.2% in the 3rd quarter.

Digital TV (IPTV and satellite) customer increased notably, with 4.1 million subscribers in Europe at 31 December 2010, a 28% increase (902,000 additional customers), primarily in France and Poland.

4 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

EBITDA

Restated EBITDA was 15.642 billion euros in 2010, versus 16.275 billion euros in 2009 on a comparable basis, a decrease of 3.9% (-633 million euros). Nearly half of that decrease corresponds to the effects of regulatory measures and taxes (-312 million euros).

The ratio of restated EBITDA to revenues was 34.4%, versus 35.3% in 2009, a 0.9 percentage-point decline year on year in line with the Group’s aim to limit EBITDA margin erosion to a maximum of -1.0 percentage points in 2010.

Restated EBITDA excluded the following items:

-

in 2010: a 266 million-euro provision for the DPTG dispute in Poland, an additional provision of 492 million euros for the establishment of the Part Time for Seniors Programme, taking into account the impact of retirement reforms in France, and a 547 million-euro provision related to the restructuring of the Orange sport and Orange cinema series operations; and

-

in 2009: a 964 million-euro charge related to the dispute related to the special business tax treatment of France Telecom in France prior to 2003, and a 569 million-euro provision for the establishment of the Part Time for Seniors Programme.

On a comparable basis, the change in the ratio of operating expenses (based on restated EBITDA) to revenues reflects:

-

the ratio of labour expenses was 19.2%, up 0.5 percentage points versus 2009, with increased wages partially offset by a 2.7% decrease in the average number of employees which included 161, 392 part time equivalents in 2010 compared with 165,878 in 2009. In France, the Group hired 3,800 employees in 2010  in line with its aim of recruiting 10,000 employees between 2010 and 2012;

-

the ratio of service fees and inter-operator costs was 13.3%, a 0.3 percentage-point improvement. The decrease in call termination fees and roaming rates (favourable impact of 632 million euros) was partially offset by the growth in unlimited mobile services offers;

-

the ratio of other network expenses and IT expenses was 6.0% in 2010, unchanged from the previous year;

-

the ratio of all property, overhead and other expenses5 was 11.3%, a 0.5 percentage-point improvement versus 2009, reflecting the impact of cost-savings programmes on overhead, a decrease in restructuring costs and an increase in income from asset disposals;

-

the EBITDA margin was 50.2% before commercial expenses and content purchases, a 0.2 percentage-point improvement versus 2009; and

-

the ratio of commercial expenses and content purchases (15.8%) was up 1.1 percentage point.

In the 4th quarter, restated EBITDA was 3.600 billion euros, down 3.9% year on year due to increased commercial expenses and a 1.4 percentage-point impact from regulatory measures and taxes. The restated EBITDA margin of 30.7% was slightly down (1.1 percentage points) versus the 4th quarter of 2009.

operating income

Group operating income in 2010 was 7.562 billion euros, down 1.2% on an historical basis (-88 million euros), due to:

-

a 227 million-euro increase in depreciation and amortisation;

-

a 152 million-euro decrease in the share of income from non-controlling interests;

-

a 118 million-euro increase in impairment of goodwill and fixed assets;

partially offset by:

-

a revaluation of the fair value of equity interests following the acquisition of a controlling interest in Mobinil (+336 million euros); and

-

a 73 million-euro increase in EBITDA.

5 See “other external purchases” in glossary.

net income

Consolidated net income for the France Telecom group was 4.877 billion euros in 2010, versus 3.402 billion euros in 2009, an increase of 1.475 billion euros, which reflects:

-

an 870 million-euro increase in net income from discontinued operations linked to the establishment of Everything Everywhere, a joint venture between Orange and T-Mobile in the United Kingdom, on 1 April 2010;

-

a 206 million-euro improvement in net financial income generated by the lower cost of financial debt and favourable foreign exchange rate effects;

-

a 487 million-euro decrease in income tax; and

-

an 88 million-euro decrease in operating income.

Net income attributable to equity owners of France Telecom rose to 4.880 billion euros in 2010, a 1.862 billion-euro increase from 3.018 billion euros in 2009.

Net income attributable to non-controlling interests (minority interests) was -3 million euros in 2010, a 387 million-euro decrease versus 384 million euros in 2009.

capital expenditure on property, plant and equipment and intangible assets (CAPEX)

Capital expenditure on property, plant and equipment and intangible assets (CAPEX) rose to 5.522 billion euros in 2010, a 9.5% increase on an historical basis and a 3.9% increase on a comparable basis. The ratio of CAPEX to revenues was 12.1% in 2010, versus 11.5% in 2009 on a comparable basis.

CAPEX in France remained high, representing 47% of Group CAPEX in 2010, largely due to:

-

the success of new Open quadruple play offers and the acceleration of the replacement programme for existing Liveboxes for ensure better broadband service quality;

-

growth of investments in optical fibre (FTTH) in the 2nd half; and

-

investments in service platforms and information systems.

CAPEX rose sharply in Poland, representing 12% of Group CAPEX in 2010, mainly due to the fixed broadband services development programme following commitments undertaken with the regulator, as well as investment in information systems (particularly customer relationship management and billing).

In Spain, CAPEX (7% of Group CAPEX in 2010) focused on mobile network sharing with other carriers.

In the Rest of World segment, which accounted for 23% of Group CAPEX, investments returned to normal levels following the significant spending on new operations in 2009, particularly in Armenia and Uganda. In Africa, CAPEX on submarine cables was up, led by the Africa Coast to Europe cable (ACE) that will give most of Western African access to the global broadband network.

In Europe, CAPEX in 3G mobile networks continued to be strong, particularly in Belgium, Switzerland and Romania.

organic cash flow

Excluding the 964 million-euro payment made in the first half of 2010 related to the dispute over the special business tax treatment France Telecom in France prior to 2003, and excluding acquisitions of spectrum and frequencies for 446 million euros6, the Group’s organic cash flow was 8 110 billion euros in 2010 in line with the objective of 8 billion euros for the full year.

Taking into account the above-mentioned exceptional items, the Group’s organic cash flow was 6.700 billion euros in 2010, compared with 8.218 billion euros in 2009 (assuming a constant scope of consolidation). The Group’s share of organic cash flow was 6.080 billion euros, while cash flow attributable to non-controlling interests (minority interests) was 620 million euros. The principal changes to Group organic cash flow in 2010 are described in Appendix 4.

6 Acquisitions of licences and spectrum in France, Belgium and Egypt.

net financial debt

At 31 December 2010, France Telecom had net financial debt of 31.840 billion euros, down from 32.534 billion euros at 31 December 2009. Net financial debt decreased 694 million euros in 2010. The principal changes to net financial debt between 31 December 2009 and 31 December 2010 are presented in Appendix 5. Net debt to restated EBITDA7 was 1.95 at 31 December 2010, the same as at 31 December 2009.

The Group repaid 3.7 billion euros in short-term debt and refinanced the buybacks with new long-term debt at an attractive rate (average rate of 3.4% maturing in 10.5 years). The average maturity of the Group’s net financial debt at 31 December 2010 was 8.5 years, versus 7.4 years at 31 December 2009. The Group further optimised its debt in January 2011 by renewing for five years the undrawn portion of its line of credit in the amount of 6 billion euros with a syndicate of 28 banks at conditions that reflect the market's confidence in France Telecom.

2010 dividend

The Board of Directors will recommend the payment of a dividend of 1.40 euros per share for 2010 at the Annual General Meeting of Shareholders of 7 June 2011. In light of the payment of an interim dividend of 0.60 euro on 2 September 2010, the balance due of 0.80 euro per share will be paid on 15 June 20118.

France Telecom confirms its commitment to paying a dividend of 1.40 euros per share in 2011 and 2012, subject to approval by shareholders at the Annual General Meetings convened to decide on such payments.

allocation of free shares

With a view to its commitment to sharing the value created by the Conquests 2015 plan with employees, France Telecom will soon present to its Board of Directors a new plan to award free shares to Group employees in France and abroad. The new plan will be conditioned on the achievement of certain objectives and will be allocated between 200 and 300 million euros, as approved by France Telecom shareholders.

7 Including EBITDA for Orange in the United Kingdom until 1 April 2010, the date it was sold. In addition, 2009 EBITDA was restated for the Part Time for Seniors Plan (569 million euros) and for the General Court dispute (964 million euros). For 2010, EBITDA is restated for the proceeds from the sale of Orange assets in the United Kingdom (960 million euros), for the Part Time for Seniors Plan (492 million euros), for the additional provision on the DPTG dispute (266 million euros), and for the restructuring of the Sports and Cinema operations (547 million euros), and includes 50% of the EBITDA from the Everything Everywhere joint venture (494 million euros) and the share of EBITDA from Egypt for the first half of the year (290 million euros). Net financial debt includes 50% of the net debt of the Everything Everywhere joint venture (441 million euros).

8 Ex-dividend date of 10 June 2011; the record date is 14 June 2011.

outlook for 2011

The Group will continue to pursue its Conquests 2015 plan and expects the following developments for the full year of 2011:

-

revenues: excluding the impact of regulation, revenues are expected to increase slightly on a comparable basis in relation to 2010;

-

the strategy aimed at preserving our market share and strengthening the value of our customer base will continue alongside efforts to limit the erosion of EBITDA margin (about -1 percentage points overall for 2011 on a comparable basis), despite increased competition, especially in France;

-

the CAPEX rate should be approximately 13% of revenues for the full year of 2011, with the continuation of investment  in mobile broadband and optical fibre in France, 2G and 3G mobile network development in Africa and the Middle East, sub-marine cable programmes and cloud computing for businesses;

-

against this backdrop, the Group confirms its objective of 8 billion euros in organic cash flow generation in 2011, before acquisitions of frequencies and spectrum for mobile services and other exceptional items.

-

The Group will publish its 1st quarter 2011 results on 3 May and will hold an Investor Day on 25 May; the Annual General Meeting of Shareholders will be convened 7 June.

additional information

The Board of Directors of France Telecom SA met on 23 February 2011 to examine the Group's financial statements.

The Group’s statutory auditors completed their audit of these financial statements and the audit reports pertaining to their certification are in the process of being issued.

More information is available on France Telecom's websites:

www.orange.com

www.francetelecom.com

review by business segment

France

In millions of euros	period ended 31 December
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	23 308	23 630	23 651	(1.4%)	(1.4%)
EBITDA	8 813	9 306	9 268	(5.3%)	(4.9%)
EBITDA / Revenues	37.8%	39.4%	39.2%
Operating income	6 567	7 095	7 061	(7.4%)	(7.0%)
Operating income / Revenues	28.2%	30.0%	29.9%
CAPEX (excluding GSM and UMTS licences)	2 568	2 160	2 160	18.9%	18.9%
CAPEX / Revenues	11.0%	9.1%	9.1%

Total revenues from France were 23.308 billion euros in 2010, down 1.4% on both an historical basis and a comparable basis. Excluding regulatory measures (-515 million euros), revenues rose 0.8%.

Revenues from Personal Communication Services rose 0.6% on both an historical and a comparable basis to 10.832 billion euros. Excluding regulatory measures (-498 million euros), revenues increased 5.5%, generated by:

-

a 5.8% increase in the number of contract customers, led by the success of smartphones and the Open quadruple-play offers. There were 18.984 million contracts at 31 December 2010 representing 70.5% of the total customer base at that date, compared with 68.1% the previous year;

-

growth in data services, linked to revenues from both SMS and non-messaging services. Data services represented a 31.1% share of network revenues in 2010, compared with 26.4% in 2009, a year-on-year gain of 4.7 points. The number of 3G broadband services customers rose sharply (+23.5% year on year), to 9.395 million at 31 December 2010. In particular, the Internet/Business Everywhere services (3G+ dongles) had reached 1.423 million customers at that date; and

-

hosted MVNOs had a combined customer base of 2.792 million at 31 December 2010, compared with 2.363 million at 31 December 2009, an 18.2% increase year on year.

Revenues from Home Communication Services fell 3.0% on a comparable basis to 13.536 billion euros. Excluding regulatory measures (-113 million euros), revenues declined 2.2%. This is primarily linked to the 12.3% downturn in traditional telephone services (subscriber lines and communications).

-

the share of net additions for new ADSL subscribers continued to rebound, led by the success of new offers, and was estimated at 36.0% in the 4th quarter of 2010, compared with 28.2% in the 3rd quarter. The broadband customer base grew 3.1%, with 9.207 million broadband customers at 31 December 2010.

-

the increase in ARPU benefited from rapid growth of naked ADSL10 subscriptions, with 3.707 million customers at 31 December 2010 (+31% year on year), as well as an increase in new uses, particularly:

•

Voice over IP, with 7.464 million customers at 31 December 2010 (+10% year on year); and

•

digital TV, with 3.505 million customers at 31 December 2010 (+27% year on year).

Revenues from Carrier Services rose 0.4% on a comparable basis. Excluding regulatory measures (-113 million euros), revenues increased 3.0%. This was related to the 16.5% year-on-year increase in the number of telephone lines sold to other carriers11 (10.176 million lines at 31 December 2010).

9   See glossary.

10  See glossary.

11  Completely unbundled telephone lines, naked ADSL access and wholesale telephone subscriptions.

4th quarter 2010

Revenues from France declined 0.8% on a comparable basis to 5.877 billion euros. Excluding regulatory measures (-128 million euros), revenues increased 1.4% compared with the 4th quarter of 2009, continuing the improvement observed in the 3rd quarter (+1.3%).

Revenues from Personal Communication Services rose 2.6% on a comparable basis to 2.779 billion euros. Excluding regulatory measures (-116 million euros), revenues increased 7.3%, after rising 6.6% in the 3rd quarter, generated by the sharp upturn in data services and the success of the Open quadruple-play offers. The total customer base rose significantly, with 664,000 new customers (net of terminations) over the quarter, including 369,000 contract customers.

Home Communication Services declined 3.1% on a comparable basis. Excluding regulatory measures (-32 million euros), revenues fell 2.2%, a slight improvement versus the previous quarter (-2.7%) which was attributable to the 5.2% growth in carrier services, after rising 2.5% in the 3rd quarter.

Restated EBITDA12 from France was 9.213 billion euros in 2010, a 5.7% decrease compared with 9.766 billion euros in 2009 on a comparable basis. The restated EBITDA margin was 39.5%, down 1.8 percentage points in relation to 2009. These changes were primarily due to the increase in commercial expenses, particularly handset purchases and strengthened customer retention programmes in mobile services, which enabled a greater number of contract customers to be signed up versus 2009 and expanded penetration of mobile broadband data services and handsets.

Operating income from France declined 7.4% on a comparable basis to 6.567 billion euros, mainly reflecting the decrease in EBITDA.

Investment in property, plant and equipment and intangible assets (CAPEX) for France was 2.568 billion euros, an 18.9% increase on both an historical and a comparable basis. The sharp upturn in CAPEX is linked to:

-

increased mobile network capacity to support the rapid growth in data services;

-

the development of customer service platforms,

-

fixed services network modernisation and maintenance programmes; and

-

equipment installed in customer homes (Liveboxes and TV decoders).

12  Restated EBITDA for France excludes the impact of provisions related to the establishment of the Part Time for Seniors Plan in France pursuant to the agreement on the employment of seniors signed in November 2009, i.e. (i) a provision of 461 million euros in 2009, and (ii) an additional provision of 401 million euros in 2010 for the Part Time for Seniors Plan and for the Intermediate Part Time Plan (which followed the amendment to the agreement on the employment of seniors signed in December 2010).

Spain

In millions of euros	period ended 31 December
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	3 821	3 865	3887	(1.1%)	(1.7%)
EBITDA	765	730	729	4.7%	4.9%
EBITDA / Revenues	20.0%	18.9%	18.8%
Operating income	(218)	(273)	(274)	(19.9%)	(20.3%)
Operating income / Revenues	(5.7%)	(7.1%)	(7.0%)
CAPEX (excluding GSM and UMTS licences)	397	440	440	(9.7%)	(9.7%)
CAPEX / Revenues	10.4%	11.4%	11.3%

Revenues from Spain declined 1.1% on a comparable basis to 3.821 billion euros in 2010. Excluding regulatory measures (-148 million euros), revenues rose 2.8%.

Revenues from Personal Communication Services fell 1.2% on a comparable basis to 3.158 billion euros. Excluding regulatory measures, revenues increased 3.6% in 2010, generated by:

-

year-on-year growth of 7.2% in the number of contract customers (7.139 million customers at 31 December 2010), and the growing contract customer share of the total customer base (59.8% at that date, compared with 56.0% one year earlier);

-

growth in revenues from data services, excluding SMS services, reflecting the development of broadband usage and in particular of the Internet Everywhere service, which had 637,000 customers at 31 December 2010; and

-

year-on-year growth of 59% in the hosted MVNO customer base (1.2 million customers at 31 December 2010).

Revenues from Home Communication Services were 663 million euros, slightly down on a comparable basis (-0.5%). The decline in business services and traditional fixed telephony was largely offset by the 1.5% growth in revenues from ADSL linked to the 4.6% increase in ARPU for the year. The ADSL customer base rose 2.7% to 1.115 million customers at 31 December 2010.

4th quarter 2010

Revenues from Spain rose 0.9% on a comparable basis to 963 million euros. Excluding regulatory measures (-20 million euros), revenues increased 3.1%. The number of mobile contracts continued to climb, with 201,000 additional customers for the quarter. ADSL services improved with 25,000 additional customers versus 7,000 in the previous quarter.

EBITDA from Spain was 765 million euros in 2010, up 4.7% on a comparable basis. The EBITDA margin was 20.0%, a 1.1 percentage point improvement compared with the previous year.  This was mainly attributable to fixed services, where EBITDA turned positive in 2010, whereas the EBITDA margin for mobile services, excluding the new TV tax, remained stable. The impact of optimisation programmes and the decrease in service fees and inter-operator costs were partially offset by the increase in commercial costs due in particular to the success of rate offers associated with the smartphones.

Operating income from Spain was -218 million euros in 2010, a 19.9% improvement on a comparable basis attributable to growth in EBITDA and lower depreciation and amortisation.

Capital expenditure on property, plant and equipment and intangible assets (CAPEX) in Spain was 397 million euros, down 9.7% on a comparable basis. In 2010, CAPEX was mainly devoted to expanding 3G mobile network capacity, to strengthening the distribution network, and to information systems. In particular, the company began a complete overhaul of its mobile access network in the 4th quarter which will continue over two years.

Poland

In millions of euros	period ended 31 December
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	3 934	4 145	3 831	(5.1%)	2.7%
EBITDA	1 180	1 582	1 462	(25.5%)	(19.3%)
EBITDA / Revenues	30.0%	38.2%	38.2%
Operating income	229	104	95	120.2%	139.7%
Operating income / Revenues	5.8%	2.5%	2.5%
CAPEX (excluding GSM and UMTS licences)	679	542	500	25.3%	35.6%
CAPEX / Revenues	17.2%	13.1%	13.1%

Revenues from Poland were 3.934 billion euros in 2010. The 2.7% increase on an historical basis relates to the favourable impact of the zloty exchange rate (+8.2 points). On a comparable basis, revenues from Poland declined 5.1%; excluding regulatory measures (-103 million euros), they fell 2.7%, a 0.6-point improvement from the previous year (-3.3%).

Revenues from Personal Communication Services fell 0.5% on a comparable basis to 1.930 billion euros. Excluding regulatory measures (-67 million euros), revenues increased 3.1%, after decreasing 1.3% in 2009. This significant improvement between the two years is attributable to the success of segmented offers launched in May 2010, which stimulated the growth of the customer base. At 31 December 2010, there were 6.956 million contract customers, an increase of 5.0% year on year, while the number of prepaid customers rose 4.0% to 7.375 million. The total customer base, excluding MVNOs, was 14.332 million customers at 31 December 2010, an increase of 4.5% in one year, compared with a 3.3% decline in 2009.

Revenues from Home Communication Services fell 8.4% on a comparable basis to 2.260 billion euros. Excluding the impact of regulatory measures (-43 million euros), revenues declined 6.8%, primarily reflecting the downward trend in traditional telephone services due to the migration towards mobiles. The number of broadband customers rose 0.6% to 2.287 million at 31 December 2010. The number of digital TV customers (ADSL and satellite) continued to rise rapidly (+46% year on year), reaching a total of 544,000 customers at 31 December 2010.

4th quarter 2010

Revenues from Poland were slightly down on a comparable basis (-1.2%) to 998 million euros. Excluding regulatory measures (-3 million euros), revenues fell 0.9%, a 2.1 percentage point improvement compared with the previous quarter. The improvement related to Personal Communication Services, where 4th quarter revenues were up 6.4%, compared with a 2.2% increase in the 3rd quarter.

EBITDA for Poland was to 1.180 billion euros in 2010, a 25.5% decrease on a comparable basis. Excluding the impact of the additional provision for the dispute with DPTG13, the EBITDA margin was 36.7%, a slight erosion of 1.4 percentage points, due to cost-savings programmes, with an improvement in the margin for mobile services.

Operating income from Poland was 229 million euros in 2010. The 125-million euro increase on a comparable basis versus 2009 is primarily due to the recognition of goodwill impairment in 2009 and lower depreciation and amortisation, partially offset by the decline in EBITDA.

Capital expenditure on property, plant and equipment and intangible assets (CAPEX) in Poland was 679 million euros, an increase of 25.3% on a comparable basis, due in particular to the deployment of fixed broadband services following an agreement with the regulator.

13  Additional provision of 266 million euros for litigation related to the 3 September 2010 decision of the arbitration court of Vienna, Austria, in the dispute between Danish Polish Telecommunications Group (DPTG) and Telekomunikacja Polska (TP S.A.), a 49.79% subsidiary of France Telecom in Poland (see press release of 6 September 2010).

Rest of World

In millions of euros	period ended 31 December
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	8 248	8 131	7 210	1.4%	14.4%
EBITDA	2 941	3 114	2 733	(5.6%)	7.6%
EBITDA / Revenues	35.7%	38.3%	37.9%
Operating income	1 380	1 883	1 696	(26.7%)	(18.6%)
Operating income / Revenues	16.7%	23.1%	23.5%
CAPEX (excluding GSM and UMTS licences)	1 248	1 369	1 143	(8.8%)	9.2%
CAPEX / Revenues	15.1%	16.8%	15.9%

Revenues from the Rest of World segment rose 14.4% on an historical basis to 8.248 billion euros in 2010, including the favourable impact of foreign exchange rates (+1.6 points) and the impact of changes in the consolidated group (+11.2 points), most notably with the full consolidation of the Egyptian operator Mobinil from 1 July 2010. Revenues increased 1.4% on a comparable basis. Excluding regulatory measures (-136 million euros), revenues rose 3.2%:

-

in Africa and the Middle East, revenues rose 8.8% excluding Egypt, led by new operations in Africa14, which rose sharply (+37%), with Cameroon up 16.5%, Mali up 12.9% and Côte d’Ivoire up 10.1%. Egypt reported a 4.2% decline linked to communications rate decreases, while the customer base rose 19.2% year on year to 30.225 million customers at 31 December 2010;

-

in Europe, revenues rose 0.9% excluding regulations. The strong increase in Belgium, Luxembourg and Moldavia was partially offset by the decline in Romania, due to its difficult economic situation, and by the impact of greater competition on prices in Slovakia;

-

in the Dominican Republic, the 4.8% growth in revenues (excluding regulations) reflects the increase in the mobile customer base and in data services generated by smartphone sales and the development of the Flybox15.

There were 83.6 million mobile services customers in the Rest of World segment at 31 December 2010, an increase of 11.3 million customers year on year (+15.6%). Egypt, new operations in Africa, Côte d’Ivoire, Mali, Cameroon, Senegal, Madagascar and Armenia were the main contributors.

4th quarter 2010

Revenues rose 0.5% on a comparable basis to 2.294 billion euros. Excluding regulatory measures (-46 million euros), revenues rose 2.5%:

-

operations in Africa and the Middle East increased 3.8%; excluding Egypt sales increased 9.2%;

-

Europe reported 0.4% growth compared with 1.5% in the 3rd quarter: slower growth in Belgium and Switzerland was partially offset by the improvement reported in Romania.

EBITDA for the Rest of World segment was 2.941 billion euros in 2010, down 5.6% on a comparable basis (-3.8% excluding regulatory measures). In Africa and the Middle East, the downturn in Egypt due to price decreases was largely offset by continued improvement in the EBITDA of new operations in Africa. In Europe, EBITDA declined in Romania but remained stable in the other countries, excluding regulatory effects.

Operating income fell 26.7% on a comparable basis to 1.380 billion euros in the Rest of World segment in 2010, due to the decline in EBITDA, the increase in impairment of goodwill and of fixed assets, the increase in amortisation and depreciation, and the decrease in the share of income from associates. These items were partially offset by the fair value revaluation of equity interests related to the consolidation of Mobinil.

Capital expenditure on property, plant and equipment and intangible assets (CAPEX) for the Rest of World segment was down 8.8% on a comparable basis to 1 248 billion euros, reflecting reduced capital spending on new operations following the massive deployment carried out in 2009 (particularly in Armenia, Uganda and Kenya) and the optimisation of investment in 2G mobile networks in Europe. Nonetheless, CAPEX rose in Mali, Cameroon and Côte d’Ivoire to meet the sharp rise in mobile services traffic.

14 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

15 Box connected to the mobile network.

Enterprise

In millions of euros	period ended 31 December
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	7 216	7 579	7 532	(4.8%)	(4.2%)
EBITDA	1 299	1 381	1 499	(5.9%)	(13.3%)
EBITDA / Revenues	18.0%	18.2%	19.9%
Operating income	958	999	1 123	(4.1%)	(14.7%)
Operating income / Revenues	13.3%	13.2%	14.9%
CAPEX (excluding GSM and UMTS licences)	318	299	298	6.2%	6.7%
CAPEX / Revenues	4.4%	3.9%	4.0%

Revenues for 2010 from the Enterprise segment fell 4.2% on an historical basis to 7.216 billion euros; this includes the favourable impact of foreign exchange rates (+0.8 percentage points) and changes in the scope of consolidation (-0.2 percentage points).  Revenues fell 4.8% on a comparable basis.

Most of this increase related to fixed telephony and traditional data services, which declined 12.6% and continued to be marked by:

-

the decrease in the number of telephone lines due in particular to the migration towards Voice over IP solutions, the streamlining of business networks, and intensified competition as reflected by the development of wholesale line rentals;

-

the lower volume of traditional telephone communications traffic with the development of Voice over IP and new uses such as SMS and instant messaging; and

-

the downturn in traditional data services linked to the continuing migration of business networks towards more recent technologies.

Advanced Business Network services reported growth of 0.5% for the full year. The strong growth of IP services (particularly Voice over IP) and the steady increase in high bandwidth solutions such as MAN Ethernet were largely offset by the erosion of revenues from IPVPN services, which have reached maturity.

Revenues from Extended Business Services fell 2.5% in 2010. Following a very challenging start to the year, the downward trend gradually stabilised with a suitable level of services contracts signed.

In Other Business Services, revenues increased 4.1%, led by a recovery in network equipment sales, while broadcast services rose 3.8%.

4th quarter 2010

At 1.860 billion euros, quarterly revenues declined 3.5% on a comparable basis, a 0.2-point improvement compared with the previous quarter. This was primarily due to:

-

the strong performance of Extended Business Services, which showed an improving in their trend with erosion limited to -1.0% compared with -1.9% in the 3rd quarter;

-

the rebound in network equipment sales related to customer projects.

These favourable items were largely offset by the sharper downturn in traditional fixed telephony in the 4th quarter, while Advanced Business Network services reported growth of 0.3% on a comparable basis, identical to that of the previous quarter.

EBITDA from the Enterprise segment was 1.299 billion euros in 2010, down 5.9% on a comparable basis. EBITDA margin, restated for the Part Time for Seniors Plan provision, was 18.3%, slightly down (-0.3 point) from 2009 on a comparable basis. The decline in revenues was largely offset by improved sales margins for connectivity and by the effect of cost-reduction plans.

Operating income for 958 million euros for 2010 declined 4.1% on a comparable basis, reflecting the change in EBITDA. Operating income to revenues (13.3% in 2010) was maintained at a level comparable to the previous year.

Capital expenditure on property, plant and equipment and intangible assets (CAPEX) rose 6.2% on a comparable basis to 318 million euros in 2010 and was related to IT investments, particularly in Extended Business Services.

International Carriers and Shared Services

In millions of euros	period ended 31 December
	2010	2009	2009	10 / 09	10 / 09
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	1 600	1 529	1 387	4.6%	15.3%
EBITDA	(661)	(1 370)	(1 427)	(51.8%)	(53.7%)
EBITDA / Revenues	(41.3%)	(89.7%)	(102.8%)
Operating income	(1 354)	(1 993)	(2 051)	32.1%	34.0%
Operating income / Revenues	(84.6%)	(130.3%)	(147.7%)
CAPEX (excluding GSM and UMTS licences)	312	506	500	(38.4%)	(37.6%)
CAPEX / Revenues	19.5%	33.1%	36.0%

Revenues rose 4.6% on a comparable basis (+15.3% on an historical basis) to 1.600 billion euros in 2010.

Revenues from International Carrier Services totalled 1.369 million euros, an increase of 3.2% on a comparable basis, led by international transit services.

Shared services revenues increased 14.2% on a comparable basis (231 million euros) related to revenues from research and development, cinema co-production activities and online advertising.

EBITDA was negative, at -661 million euros in 2010, compared with -1.370 billion euros in 2009 on a comparable basis, an improvement of 709 million euros.

In 2009, a charge of 964 million euros was recognised related to the dispute on the special business tax treatment prior to 2003. In 2010, the increase in restructuring costs, due to a 547 million-euro provision related to the Orange sport and Orange cinema series TV channels, was partially offset by the impact of cost reduction plans and the increase in proceeds from sales of assets.

Operating income was -1.354 billion euros in 2010, compared with -1.993 billion euros in 2009 on a comparable basis. The 639 million-euro improvement between the two years related to improved EBITDA, partially offset by the decrease in the share of income from associates (particularly Everything Everywhere and Sonaecom).

Capital expenditure on property, plant and equipment and intangible assets (CAPEX) was 312 million euros in 2010. CAPEX declined substantially compared with the previous year due to investments in shared projects that are now divided among the different operating segments.

schedule of upcoming events

>

3 May 2011: 1st quarter 2011 results

>

25 May 2011: Investor Day

>

28 July 2011: 1st half 2011 results

>

27 October 2011: 3rd quarter 2011 results

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Olivier Emberger

olivier.emberger@orange-ftgroup.com

financial communication contacts: +33 1 44 44 04 32

(analysts and investors)

Xavier Pichon

xavier.pichon@orange-ftgroup.com

Claire Roblet

claire.roblet@orange-ftgroup.com

Cionaith Cullen

cionaith.cullen@orange-ftgroup.com

Anne-Laure Lahon

annelaure.lahon@orange-ftgroup.com

Amélie Laroche-Truong

amelie.larochetruong@orange-ftgroup.com

Mathieu Lemaire

mathieu.lemaire@orange-ftgroup.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2011 and 2012. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “Conquests 2015” Action Plan and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated statement of income

(in millions of euros, except for figures related to shares)

	31 December 2010	31 December 2009	31 December 2008

Revenues	45 503	44 845	46 712
External purchases	(19 375)	(18 748)	(19 511)
Other operating income	573	568	612
Other operating expenses	(2 532)	(2 211)	(2 045)
Labor expenses	(9 214)	(9 010)	(8 468)
Gains (losses) on disposals of assets	62	(3)	(27)
Restructuring and related costs	(680)	(213)	(442)
ECFI decision of 30 November 2009	-	(964)	-
EBITDA	14 337	14 264	16 831
Depreciation and amortization	(6 461)	(6 234)	(6 704)
Revaluations related to acquisitions of controlling interests	336	-	-
Impairment of goodwill	(509)	(449)	(270)
Impairment of fixed assets	(127)	(69)	(9)
Income from associates	(14)	138	(94)
Operating income	7 562	7 650	9 754
Gross cost of financial debt	(2 117)	(2 232)	(3 018)
Income and expenses on assets constituting net debt	120	129	263
Foreign exchange gains (losses)	56	(42)	(51)
Other financial income and expenses	(59)	(61)	(78)
Finance costs, net	(2 000)	(2 206)	(2 884)
Corporate tax	(1 755)	(2 242)	(2 856)
Net income from continuing operations	3 807	3 202	4 014
Net income from discontinued operations	1 070	200	404
Consolidated net income	4 877	3 402	4 418
Net income attributable to equity owners of the parent	4 880	3 018	4 073
Net income attributable to non-controlling interests	(3)	384	345

Earnings per share (in euros)
Net income from continuing operations attributable to equity owners of the parent
- basic	1.44	1.06	1.41
- diluted	1.43	1.06	1.39
Net income from discontinued operations attributable to equity owners of the parent
- basic	0.40	0.08	0.15
- diluted	0.39	0.08	0.15
Net income attributable to equity owners of the parent
- basic	1.84	1.14	1.56
- diluted	1.82	1.14	1.54

appendix 2: consolidated balance sheet

(in millions of euros)

	31 December 2010	31 Dec. 2009	31 Dec. 2008
ASSETS
Goodwill	29 033	27 797	29 914
Other intangible assets	11 302	9 953	14 009
Property, plant & equipment	24 756	23 547	25 826
Interests in associates	8 176	937	754
Available-for-sale assets	119	220	202
Non-current loans and receivables	891	2 554	1 553
Non-current financial assets at fair value through profit or loss	96	199	106
Non-current hedging derivatives assets	328	180	625
Other non-current assets	21	32	32
Deferred tax assets	4 424	3 775	5 175
Total non-current assets	79 146	69 194	78 196
Inventories	708	617	958
Trade receivables	5 596	5 451	6117
Current loans and other receivables	775	1 093	67
Current financial assets at fair value through profit or loss, excluding cash equivalents	758	91	720
Current hedging derivatives assets	72	18	75
Other current assets	2 346	1 828	2 117
Current tax assets	124	142	144
Prepaid expenses	323	407	564
Cash equivalents	3 201	2 911	3 766
Cash	1 227	894	928
Total current assets	15 130	13 452	15 456
Assets held for sale	-	8 264	-
TOTAL ASSETS	94 276	90 910	93 652
EQUITY AND LIABILITIES
Share capital	10 595	10 595	10 460
Additional paid-in capital	15 731	15 730	15 325
Retained earnings (deficit)	2 775	539	1 247
Equity attributable to equity owners of the parent	29 101	26 864	27 032
Equity attributable to non-controlling interests	2 448	2 713	3 511
Total equity	31 549	29 577	30 543
Non-current trade payables	466	411	428
Non-current financial liabilities at amortized cost, excluding trade payables	31 617	30 502	31 326
Non-current financial liabilities at fair value through profit or loss	2 175	614	495
Non-current hedging derivatives liabilities	250	693	650
Non-current employee benefits	1 826	1 223	652
Non-current provisions	1 009	1 009	1261
Other non-current liabilities	528	565	703
Deferred tax liabilities	1 265	1 043	1 256
Total non-current liabilities	39 136	36 060	36 771
Current trade payables	8 274	7 531	9 279
Current financial liabilities at amortized cost, excluding trade payables	4 525	6 230	8 152
Current financial liabilities at fair value through profit or loss	366	73	913
Current hedging derivatives liabilities	18	1	2
Current employee benefits	1 816	1 687	1 692
Current provisions	1 546	1 217	1 427
Other current liabilities	2 105	2 629	1 894
Current tax payables	2 353	282	258
Deferred income	2 588	2 443	2 721
Total current liabilities	23 591	22 093	26 338
Liabilities related to assets held for sale	-	3 180	-
TOTAL EQUITY AND LIABILITIES	94 276	90 910	93 652

appendix 3: consolidated statement of cash flows

(in millions of euros)

	31 December 2010	31 December 2009	31 Dec. 2008
net cash from operating activities
Consolidated net income	4 877	3 402	4 418
Non-cash items	10 314	11 897	13 093
Changes in inventories, trade receivables and trade payables	212	(151)	631
Other changes in working capital requirements	(858)	922	(462)
Other cash outflows, net	(1 957)	(2 067)	(2 937)
Net cash from operating activities	12 588	14 003	14 743
of which discontinued operations	87	941	1 140
net cash used in investing activities
Acquisitions (disposals) of property, plant & equipment and intangible assets	(5 888)	(5 785)	(6 653)
Acquisition of investment securities, net of cash acquired	(1 065)	(143)	(192)
Proceeds from sales of investment securities, net of cash acquired	(19)	11	56
Escrow deposit related to the ECFI decision	964	-	(207)
Decrease (increase) in securities and other financial assets	57	520	(171)
Net cash used in investing activities	(5 951)	(5 397)	(7 167)
of which discontinued operations	(107)	(406)	(463)
net cash used in financing activities
Issuance of bonds convertible, exchangeable or redeemable into shares and other long-term debt	4 353	5 059	5 358
Redemptions and repayments of bonds convertible, exchangeable or redeemable into shares and other long-term debt; repayment of the equity of hybrid debt	(6 988)	(7 308)	(7 100)
Increase (decrease) in bank overdrafts and short-term borrowings	238	(1 253)	966
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	778	(590)	672
Exchange rate effects on derivatives, net	(149)	(360)	(377)
Purchase of treasury shares	11	(8)	(33)
Change in share of equity in subsidiaries without (loss) gain of control	(46)	(1 386)	(569)
Change in share capital - owners of the parent company	1	2	11
Change in share capital - non-controlling interests	3	2	(100)
Dividends paid to equity holders of the parent company	(3 706)	(3 141)	(4 949)
Dividends paid to non-controlling interests	(612)	(571)	(585)
Net cash used in financing activities	(6 117)	(9 554)	(6 706)
of which discontinued operations	66	(554)	(663)

Net change in cash and cash equivalents	520	(948)	870
Effect of exchange rate changes on cash and cash equivalents	103	59	(128)
Cash and cash equivalents at beginning of period	3 805	4 694	3 952
Cash and cash equivalents at end of period	4 428	3 805	4 694

appendix 4: organic cash flow

(in millions of euros)	31 December 2010	31 December 2009	31 Dec. 2008

EBITDA – CAPEX (including the United Kingdom until April 1, 2010)	8 884	9 795	11 491
Interests paid and net impact of currency swaps (net of dividends and interest income received)	(1 422)	(1 491)	(2 132)
Income tax paid	(535)	(576)	(805)
Increase (decrease) in total working capital requirement	(646)	771	169
- ECFI decision of 30 November 2009	(964)	964	-
- other components of working capital requirement	318	(193)	169
Telecommunication licenses payables	(474)	(80)	(100)
Increase (decrease) in accounts payable to fixed-asset suppliers, excluding licenses (CAPEX)	112	(401)	(200)
Proceeds from sales of property, plant & equipment and intangible assets	64	92	232
Other items**	717	108	(565)
Organic cash flow	6 700	8 218	8 090
- of which cash flow attributable to equity holders of the parent company	6 080	7 618	7 326
- of which cash flow attributable to non-controlling interests	620	600	764

ECFI decision of 30 November 2009	964	-	-
Acquisition of spectra and frequencies***	446	-	-
Organic cash flow excluding ECFI decision and acquisition of spectrum and frequencies	8 110	8 218	8 090

*    Settlement of the dispute over the special business tax treatment in France prior to 2003.

**   Primarily including the effect of the adjustment of non-cash items included in EBITDA.

***  Includes acquisitions of spectra and frequencies in France (3G license) in the amount of 285 million euros, in Egypt in the amount of 145 million euros, and in Belgium in the amount of 16 million euros.

appendix 5: change in net financial debt from 2009 to 2010

(in millions of euros)
Net financial debt at 31 December 2009	32 534

Organic cash flow excluding the impact of the ECFI decision* and excluding acquisitions of spectra and frequencies	(8 110)
Acquisition of spectra and frequencies	446
Dividends paid to equity holders of the parent company - payment of the balance of the dividend for 2009, (i.e. 0.80 EUR per share) - payment of interim dividend for 2010, (i.e. 0.60 EUR per share)	3 706 2 117 1 589
Dividends paid to non-controlling interests	612
Acquisitions and proceeds from the sale of investment securities ( net of cash acquired / transferred) and changes in share of equity in subsidiaries without (loss) gain of control	1 130
Net integration of the debt held by Mobinil and its subsidiaries on 13 July 2010	888
Commitment to purchase Mobinil-ECMS shares	1 935
Impact of consolidation of the loan granted to Everything Everywhere on 1 April 2010	(1 405)
Other items	104
Total net financial debt at 31 December 2010	31 840
* Dispute over the special business tax treatment in France prior to 2003.

appendix 6: analysis of consolidated EBITDA

(in millions of euros)	2010	2009 comparable basis (unaudited)	2009 historical basis	change comparable basis (in %)	change historical basis (in %)
full year data
Revenues	45 503	46 132	44 845	(1.4)	1.5
External purchases	(19 375)	(19 333)	(18 748)	0.2	3.3
in % of revenues	42.6%	41.9%	41.8%	0.7 pt.	0.8 pt.
of which:
Purchases from and fees paid to carriers	(6 046)	(6 271)	(6 033)	(3.6)	0.2
in % of revenues	13.3%	13.6%	13.5%	(0.3 pt.)	(0.2 pt.)
Other network expenses and IT costs	(2 730)	(2 771)	(2 605)	(1.4)	4.8
in % of revenues	6.0%	6.0%	5.8%	(0.0 pt.)	0.2 pt.
Overheads, property, other external expenses and capitalized production	(3 399)	(3 489)	(3 481)	(2.6)	(2.4)
in % of revenues	7.5%	7.6%	7.8%	(0.1 pt.)	(0.3 pt.)
Commercial expenses and content purchases	(7 199)	(6 802)	(6 628)	5.8	8.6
in % of revenues	15.8%	14.7%	14.8%	1.1 pt.	1.0 pt.
Labour expenses*	(8 722)	(8 589)	(8 442)	1.6	3.3
in % of revenues	19.2%	18.6%	18.8%	0.5 pt.	0.3 pt.
Other operating income and expenses*	(1 694)	(1 719)	(1 643)	-	-
Gains (losses) on disposals of assets	62	(1)	(3)	-	-
Restructuring expenses*	(133)	(215)	(213)	-	-
Restated EBITDA*	15 642	16 275	15 797	(3.9)	(1.0)
in % of revenues	34.4%	35.3%	35.2%	(0.9 pt.)	(0.9 pt.)
4th quarter
Revenues	11 731	11 788	11 269	(0.5)	4.1
External purchases	(5 355)	(5 264)	(5 027)	1.7	6.5
in % of revenues	45.6%	44.7%	44.6%	1.0 pt.	1.0 pt.
of which:
Purchases from and fees paid to carriers	(1 526)	(1 557)	(1 456)	(2.0)	4.8%
in % of revenues	13.0%	13.2%	12.9%	(0.2 pt.)	0.1 pt.
Other network expenses and IT costs	(743)	(733)	(671)	1.4%	10.8
in % of revenues	6.3%	6.2%	6.0%	0.1 pt.	0.4 pt.
Overheads, property, other external expenses and capitalized production	(873)	(909)	(909)	(4.0)	(3.9)
in % of revenues	7.4%	7.7%	8.1%	0.3 pt.	(0.6 pt.)
Commercial expenses and content purchases	(2 212)	(2 064)	(1 991)	7.2	11.1
in % of revenues	18.9%	17.5%	17.7%	1.3 pt.	1.2 pt.
Labour expenses*	(2 299)	(2 238)	(2 186)	2.7	5.2
in % of revenues	19.6%	19.0%	19.4%	0.6 pt.	0.2 pt.
Other operating income and expenses*	(440)	(467)	(436)	-	-
Gains (losses) on disposals of assets	21	13	15	-	-
Restructuring expenses*	(58)	(87)	(88)	-	-
Restated EBITDA*	3 600	3 746	3 548	(3.9)	1.5
in % of revenues	30.7%	31.8%	31.5%	(1.1 pt.)	(0.8 pt.)

*  Restated EBITDA is determined by excluding the following items:

-

in 2010: a provision of 266 million euros for the DPTG dispute in Poland, an additional provision of 492 million euros for establishment of the Part Time for Seniors Plan, taking into account the impact of retirement reforms in France, and a provision of 547 million euros related to the restructuring of the Orange sport and Orange cinema series operations;

-

in 2009: an expense of 964 million euros related to the dispute on the special business tax treatment of France Telecom in France prior to 2003; a provision of 569 million euros to set up the Part Time for Seniors Plan.

appendix 7: revenues by operating segment

(in millions of euros)	2010	2009 comparable basis (unaudited)	2009 historical basis	change comparable basis (in %)	change historical basis (in %)
full year data
France	23 308	23 630	23 651	(1.4)	(1.4)
Personal Communication Services	10 832	10 769	10 769	0.6	0.6
Home Communication Services	13 536	13 956	14 076	(3.0)	(3.8)
Consumer Services	8 413	8 783	8 734	(4.2)	(3.7)
Carrier Services	4 525	4 505	4 644	0.4	(2.6)
Other HCS revenues	598	668	698	(10.5)	(14.3)
Eliminations	(1 060)	(1 094)	(1 194)	-	-
Spain	3 821	3 865	3 887	(1.1)	(1.7)
Personal Communication Services	3 158	3 198	3 216	(1.2)	(1.8)
Home Communication Services	663	667	671	(0.5)	(1.0)
Poland	3 934	4 145	3 831	(5.1)	2.7
Personal Communication Services	1 930	1 939	1 792	(0.5)	7.7
Home Communication Services	2 260	2 468	2 281	(8.4)	(0.9)
Eliminations	(256)	(262)	(242)	-	-
Rest of World	8 248	8 131	7 210	1.4	14.4
Business	7 216	7 579	7 532	(4.8)	(4.2)
Business Network Legacy	2 588	2 961	3 167	(12.6)	(18.3)
Advanced Business Network	2 334	2 323	2 166	0.5	7.8
Extended Business Services	1 402	1 438	1 360	(2.5)	3.1
Other Business services	892	857	839	4.1	6.3
International Carriers and Shared Services	1 600	1 529	1 387	4.6	15.3
International Carriers	1 369	1 327	1 207	3.2	13.3
Shared Services	231	202	180	14.2	28.4
Inter-segment eliminations	(2 624)	(2 747)	(2 653)	-	-
Group total	45 503	46 132	44 845	(1.4)	1.5
4th quarter
France	5 877	5 922	5 922	(0.8)	(0.8)
Personal Communication Services	2 779	2 707	2 707	2.6	2.6
Home Communication Services	3 376	3 484	3 507	(3.1)	(3.7)
Consumer Services	2 071	2 193	2 180	(5.5)	(5.0)
Carrier Services	1 153	1 128	1 161	2.2	(0.7)
Other HCS revenues	152	164	165	(7.4)	(8.4)
Eliminations	(278)	(269)	(292)	-	-
Spain	963	955	961	0.9	0.2
Personal Communication Services	797	794	799	0.4	(0.3)
Home Communication Services	166	161	162	3.4	2.7
Poland	998	1010	961	(1.2)	3.9
Personal Communication Services	505	475	451	6.3	11.8
Home Communication Services	558	599	570	(6.9)	(2.2)
Eliminations	(65)	(64)	(61)	-	-
Rest of World	2 294	2 283	1 847	0.5	24.2
Business	1 860	1 928	1 892	(3.5)	(1.7)
Business Network Legacy	611	714	764	(14.5)	(20.0)
Advanced Business Network	596	594	546	0.3	9.1
Extended Business Services	384	388	361	(1.0)	6.4
Other Business services	269	232	222	16.2	21.4
International Carriers and Shared Services	401	378	349	6.2	15.0
International Carriers	334	326	298	2.4	12.2
Shared Services	67	51	51	30.2	31.3
Inter-segment eliminations	(661)	(687)	(663)	-	-
Group total	11 731	11 788	11 269	(0.5)	4.1

appendix 8: key performance indicators of France Telecom

	31 December 2009 Pro forma	31 December 2010
France Telecom Group
Total number of customers* (millions)	197,750	209,571

Personal Communication Services customers* (millions)	137,890	150,433
- of which contract customers (millions)	48,036	51,190
Home Communication Services broadband customers (millions)	13,276	13,731
- of which IPTV and satellite TV customers (millions)	3,217	4,118
France
Personal Communication Services
Number of customers* (millions)	26,334	26,929
- of which contract customers (millions)	17,943	18,984
- of which broadband customers (millions)	13,556	14,929
Total ARPU (euros)	402	387
Number of MVNO customers (millions)	2,363	2,792
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	20,758	19,615
- of which naked ADSL** customers (millions)	2,821	3,707
ARPU of fixed line subscribers (euros)	34,2	34,9
Number of broadband customers at end of period (millions)	8,933	9,207
ADSL market share at end of period (%) ***	48,0	46,2
Number of IPTV and satellite TV customers (millions)	2,761	3,505
Carrier market
Total number of fixed lines in the Carriers market (millions)	8,736	10,176
- of which total unbundling (millions)	6,414	7,690
- of which wholesale naked ADSL rental ** (millions)	1,245	1,219
- of which wholesale line rentals (millions)	1,076	1,267
Spain
Personal Communication Services
Number of customers* (millions)	11,879	11,940
- of which contract customers (millions)	6,657	7,139
- of which broadband customers (millions)	5,119	6,312
Total ARPU (euros)	270	263
Home Communication Services
Number of ADSL broadband customers (millions)	1,086	1,115
Number of Voice over IP customers (thousands)	446	611
* Excluding customers of MVNOs ** See glossary *** Company estimate

	31 December 2009 Pro forma	31 December 2010
Poland
Personal Communication Services
Number of customers* (millions)	13,714	14,332
- of which contract customers (millions)	6,624	6,956
- of which broadband customers (millions)	5,503	7,395
Total ARPU (PLN)	533	515
Home Communication Services
Total number of fixed lines, including unbundled lines (millions)	8,355	7,827
Number of ADSL broadband customers (millions)	2,273	2,287
Rest of World
Personal Communication Services
Total number of customers* (millions)	72,324	83,626
- of which contract customers (millions)	11,325	12,137
Number PCS customers by region (millions)
Europe	21,577	21,735
Africa and Middle East	47,916	58,974
Other	2,831	2,917
Home Communication Services
Total number of telephone lines (thousands)	2 257	2 231
- Europe (thousands)	660	647
- Africa and Middle East (thousands)	1 594	1 580
Number of broadband customers at end of period (thousands)	564	752
- Europe (thousands)	89	132
- Africa and Middle East (thousands)	475	620
Business
France
Number of legacy telephone lines (thousands)	4 783	4 368
Number of Business Everywhere customers (thousands)	750	795
Number of accesses to IP networks (thousands)	335	336
- of which IP-VPN (thousands)	273	271
Number of XoIP connections (thousands)	32	49
World
Number of IP-VPN accesses \ world (thousands)	323	319
Everything Everywhere (United Kingdom)
Personal Communication Services
Number of customers* (millions)	27,279	27,214
- of which contract customers (millions)	10,974	11,948
Total ARPU (£/month)	19.6	19.7
Home Communication Services
Number of ADSL broadband customers (millions)	896	770
* Excluding customers of MVNOs

appendix 9: highlights

february
03/02/11	France – Orange reinforces its Very High-Speed Broadband with a commitment to deploying solutions in every region of France.
january
27/01/11	Group – France Telecom signs with 28 banks a 5-year EUR 6 billion syndicated revolving line
26/01/11	Group – Orange is including unlimited calls to all mobiles in its internet offers
25/01/11	Group - Orange enters into exclusive negotiations with Dailymotion with a view to acquiring a 49% stake in its capital
21/01/11	Group – Deezer and Orange announce more than 500,000 “Musique premium DEEZER” subscribers.
19/01/11	Group – CANAL+ and Orange announce their plan to create a joint venture to merge Orange cinema series and TPS Star
06/01/11

France – France Telecom finalises an amendment to its agreement concerning “Senior” employees in order to account for the impact of reforms to retirement law in France ; details of the financial impact december
23/12/10	France – France Telecom-Orange opens for signature until January 6, 2011 an adjustment to the “Seniors” agreement dated November 2009, in order to address the impact of the French pensions reform
14/12/10	Group – France Telecom-Orange announces the start of operations in IMEWE, the new broadband submarine cable linking the Middle East to India and Europe
02/12/10	Morocco – France Telecom completes its acquisition of a 40% stake in Méditel november
19/11/10	Group – France Telecom successfully closes its EUR 1 billion bonds tender offer and issues a 10-year bond for EUR 750 million
16/11/10	Group – France Telecom offers a 40-year GBP 250 million bond
10/11/10	Group – The Samsung Galaxy Tab : a new mobile internet experience with Orange
09/11/10	Kenya – Orange partners with Equity Bank for launch of Orange Money in Kenya and beyond
09/11/10	Côte d’Ivoire – Orange opens a new Technocentre in Côte d’Ivoire to boost its sub-Saharan activities
09/11/10	Egypt – Orange with Mobinil, launches high-definition voice services for mobile phones in Cairo (Egypt), a first in Africa and the Middle East.
08/11/10	Group – Orange unveils its new tagline “Today changes with Orange”, establishing itself as a digital coach for all its stakeholders around the world october
28/10/10	Group – 3rd quarter 2010 : solid commercial performance ; financial objectives maintained
27/10/10	United Kingdom – Everything Everywhere shows significant growth in contract customers and maintains stable revenues through period of transition
14/10/10	France – New Origami packages available from Orange from 21 October in France. A new “Origami Style “ package aimed at young people from €29 per month.
11/10/10

Group - Orange to Deliver Windows ® Phone 7 Devices Across its Footprint as a Key Partner to Microsoft. France Telecom-Orange CEO Stephane Richard and Microsoft CEO Steve Ballmer met in Paris to cement long-standing partnership

All press releases are available on the Group’s websites

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

appendix 10 : glossary

ARPU - Fixed Services for Consumers: Average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal Communication Services: average annual revenues per user (ARPU) are calculated by dividing the revenues from mobile services (see "mobile services" below) generated over the past twelve months by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses and content purchases: External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, rebranding expenses and content purchases.

comparable basis: Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical  basis to data on a comparable basis consists of  keeping the results for the period ended and then restating  the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: Enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

organic cash flow: Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable thereon), plus proceeds from disposals of tangible and intangible assets.

other external purchases: these include overhead, property expenses, service fees and purchases of other services, equipment costs and other supplies in inventory, call centre outsourcing expenses and other external consumption, net of capitalized production of goods and services.

revenues from data services (Personal Communication Services): these are revenues from mobile services (see "mobile services" below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO)

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 24, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer